Exhibit (a)(1)(B)

To:	All Karyopharm U.S. employees
From:	Lisa DiPaolo
Subject:	Proposal for a one-time Karyopharm stock option exchange

All,

At Karyopharm, we are always looking for new ways to reward our people and ensure that we have competitive rewards packages to help attract, motivate, and retain our employees.

I am pleased to share that our Board of Directors has approved a voluntary one-time Karyopharm stock option exchange program, subject to stockholder approval. This afternoon we filed a preliminary proxy statement with the Securities and Exchange Commission to request stockholder approval for this stock option exchange program at our annual meeting of stockholders to be held May 29, 2024.

If this program is approved by stockholders and ultimately implemented, it would provide U.S. employees, other than executive officers, the opportunity to exchange “underwater” stock options (i.e., outstanding stock options that have an exercise price that is greater than the current market price for our stock) for a fewer number of restricted stock units (RSUs). The replacement RSUs would be subject to a new vesting schedule.

Long-term equity incentive compensation is a critical part of Karyopharm’s total rewards package. We provide equity-based compensation to our employees through new hire grants, annual grants, and the Employee Stock Purchase Plan (ESPP), which we feel can reward our employees and provide them with real ownership in the company in order to allow them to share in Karyopharm’s growth as well as to create a strong alignment with our stockholders.

We know you may have many questions about this program and what it means for you. Please know that if the stockholders approve the option exchange program and we implement it, we will provide detailed information on the program, including live training sessions and tools to help you determine if the program is right for you. This type of program takes time and many steps, and we will do our very best to keep you informed along the way. Until the option exchange offering period begins, there is nothing for you to do.

Thank you,

Lisa

This email is not an offer to exchange any options. The option exchange has not yet commenced, and there can be no assurance that it will be implemented even if it is approved by Karyopharm stockholders. Karyopharm will file a Tender Offer Statement on Schedule TO with the SEC if and when the option exchange commences. If Karyopharm commences the option exchange, we will provide employees who are eligible to participate in the exchange program with written materials explaining the precise terms and timing of the program. You should read these materials carefully when they become available, because they will contain important information about the option exchange. You will also be able to obtain the tender offer statement and other documents filed by Karyopharm with the SEC free of charge from the SEC’s website at www.sec.gov.